Caledonia Update on Operations

Toronto, Ontario – October 23, 2008: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) wishes to update shareholders on the current status of its operations and projects.  The completion of the Chinese Feasibility Study (“CFS”) on the Nama Cobalt Project (“Nama”) continues to be delayed, and the Blanket Mine in Zimbabwe has been forced to suspend gold production due to non-payment of gold and the consequent depletion of the mine’s essential consumable stores and spares.

Nama Project

Completion of the CFS continues to experience delays as previously announced in the 2nd Quarter Management Discussion and Analysis 2008, due to laboratory delays on both the ongoing metallurgical tests and assay reporting, the additional drilling required to increase the indicated resource base, and the uncertainty surrounding the Zambian taxation environment.

The additional drilling program on Anomaly D is now complete and has shown the presence of a series of broad dykes on the North and West which may constrain the size of the operation as originally envisaged.  The diamond drills have been moved to another target approximately 10 kilometres to the south-west of Anomaly D, which was identified by magnetic surveys and followed up by fieldwork earlier this year.  This target appears to have the potential to considerably increase the resources, which are necessary for the new Canadian securities NI 43-101 Report to be used in the completion of the CFS.   The initial drilling programme is expected to be completed by year-end, subject to rain delays and the prompt receipt of assay results from laboratories.  This should result in the completion of a new NI 43-101 Report which is planned for publication in early 2009.

Initial drilling at Konkola West approximately 25 kilometres south of the Anomaly D area has shown “D-type” mineralisation.   Further field work is in progress to identify whether there is a typical Copperbelt stratigraphy which, if identified, could be drilled during the wet season.

The existing taxation environment in Zambia, whilst not rendering the project un-economic, imposes an unreasonably heavy burden on investors in the project.  Caledonia continues to have constructive discussions with the Zambian authorities and has made detailed proposals to the requisite Ministries and Departments for a more appropriate taxation structure for the Nama project.   Caledonia awaits a response from the Zambian authorities, but has been advised that this is unlikely until after the Zambian Presidential elections, which are scheduled to take place on October 30, 2008.  Nama’s future tax liabilities are a key component of the CFS and affects the project’s economic viability.

Whilst Management is doing its best to progress the CFS towards completion, it cannot provide guidance at this stage on the timing as some of the key elements, especially funding availability, are beyond Caledonia’s control.

Blanket Mine, Zimbabwe

Gold production at the Blanket Mine has been temporarily suspended due to the continuing non-payment of foreign exchange by the Reserve Bank of Zimbabwe (“RBZ”) for the sale of gold delivered to Fidelity Printers and Refiners (“Fidelity”), a subsidiary of the RBZ.  Zimbabwean law requires 100% of gold produced in the country be sold and delivered to Fidelity regardless of whether previous sales have been paid for or not.

Despite the economic hardships in Zimbabwe Blanket managed to produce 2,989 ounces of gold in the 2nd quarter ended June 30, 2008, and 2,208 ounces of gold in the 3rd quarter ended September 30, 2008.   This however depleted its stocks of essential consumable stores, which once exhausted forced Blanket to suspend production.

Blanket requires regular monthly access to foreign exchange in order to purchase the wide range of consumables and spares that are essential to the mining and metallurgical production requirements, and vital for the safety of its workforce.

Caledonia remains committed to its Zimbabwean management, staff and operations.  In the interests of retaining the skills and experience of the Blanket workforce, the suspension of production will not result in any immediate layoffs.  The ability to retain the workforce depends entirely on Blanket being able to convert sufficient US Dollars owed to it by RBZ into Zimbabwe Dollars at acceptable exchange rates in order to pay and feed its workforce.  During the period of the suspension of production the workforce will be re-deployed to carry out ongoing maintenance work to protect the operating integrity of the mine and related infrastructure.

Management believes that Blanket can be brought back into production at recent historical levels of production relatively quickly once the RBZ effects payment of the US Dollars owed to Blanket.  Moreover, if Blanket can secure prompt and regular access to US Dollars from gold sales to Fidelity, Blanket could further increase production to a sustainable level of 40,000 ounces per annum by completion of the No.4 shaft expansion project.

Rooipoort and Mapochsgronde PGM Projects

Caledonia and Mitsubishi Corporation have extended the deadline for the completion of the suspensive conditions of the Heads of Agreement by four months in order to accommodate transfer and registration by the South African Department of Mineral and Energy Affairs of the various prospecting rights into the names of the two companies that will hold the assets for the respective projects.  Once registration has been completed and other conditions are satisfied, the Joint Venture will come into effect and exploration will commence immediately.

Eersteling

In the unaudited financial statements for the six months to June 30, 2008 Caledonia reported that it had issued a notice of default to Oretech Resources Inc. (“Oretech”) in respect of the purchase by Oretech of the shares in Eersteling Gold Mining Company Limited.  Caledonia has not formally cancelled the agreement but Oretech has advised that it will not be able to complete the purchase as it could not raise the required funding.

Healthy Cash Position to Weather Current Economic Turmoil

Following the sale of Barbrook Mines Limited earlier this year, Caledonia maintains sufficient net cash holdings and is well-placed to weather the prevailing market conditions for some time without further funding requirements until completion of the Nama CFS demonstrating that the project is viable.

Next Update

Caledonia will provide a further update to shareholders in the 3rd Quarter Management Discussion and Analysis which will be distributed to shareholders by November 14, 2008

For more information, please visit: www.caledoniamining.com or contact:

Mark Learmonth VP Corporate Development and Investor Relations Caledonia Mining Corporation Tel: +27 11 447 2499	Alex Buck BuckBias Tel: +44 7932 740 452	Martin Eales RBC Capital Markets Tel: +44 20 7029 7881

Email: marklearmonth@caledoniamining.com